*** Exercise Your *Right* to Vote ***

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 24, 2012

COMPETITIVE TECHNOLOGIES, INC.



COMPETITIVE TECHNOLOGIES
Unlocking the Potential of Innovation®

COMPETITIVE TECHNOLOGIES, INC.
1375 KINGS HIGHWAY EAST
SUITE 400
FAIRFIELD, CT 06824

Meeting Information

Meeting Type: Annual Meeting

For holders as of: March 26, 2012

Date: May 24, 2012   **Time:** 10:00 AM EDT

Location: Norwalk Inn &
Conference Center
99 East Avenue
Norwalk, Connecticut 06851

You are receiving this communication because you hold shares in the above named company.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

— Before You Vote —
How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

1. Notice & Proxy Statement   2. Annual Report

How to View Online:

Have the information that is printed in the box marked by the arrow ➜ | XXXX XXXX XXXX | (located on the following page) and visit: *www.proxyvote.com*.

How to Request and Receive a PAPER or E-MAIL Copy:

If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

1) *BY INTERNET*:   www.proxyvote.com
2) *BY TELEPHONE*:   1-800-579-1639
3) *BY E-MAIL**:   sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow ➜ | XXXX XXXX XXXX | (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before May 10, 2012 to facilitate timely delivery.

— How To Vote —
Please Choose One of the Following Voting Methods

Vote In Person: Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote By Internet: To vote now by Internet, go to *www.proxyvote.com*. Have the information that is printed in the box marked by the arrow ➜ | XXXX XXXX XXXX | available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

Voting items

The Board of Directors recommends you vote FOR the following:

1. Election of Directors
   Nominees
   01 Peter Brennan   02 Richard D. Hornidge, Jr 03 Rustin Howard   04 Robert G. Moussa   05 Stan K. Yarbro, Ph.D.

The Board of Directors recommends you vote FOR the following proposals:

2. Amend Article FOURTH of the Certificate of Incorporation filed with the Office of the Secretary of State of Delaware to read as follows: "FOURTH. The total number of shares of stock of all classes of stock which the Corporation shall have authority to issue is 40,035,920 shares, of which 35,920 shares, with a par value of $25.00 each, are to be Preferred Stock, and 40,000,000 shares, with a par value of $.01 each, are to be common stock."

3. Ratification of the appointment of Mayer Hoffman McCann, CPAs as our independent registered public accounting firm for fiscal year 2012.

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

